FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 18, 2020
(Date of earliest event reported)

Steward Realty Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland
(State or other incorporation)

82-0990616
(I.R.S. Employer Identification Number)

9679 Myrtle Grove Lane, Easton, MD 21601
(Full mailing address of principal executive offices)

(503) 868-0400
(Issuer's telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

As part of a reorganization to simplify corporate structure, Myrtle Grove Ventures LLC transferred its majority ownership interest in Steward Realty Trust, Inc., along with other subsidiaries owned by Myrtle Grove Ventures LLC, to an intra-group holding company, Steward Holdings (US) Inc., a Public Benefit Corporation ("Steward Holdings").
Steward Holdings acquired 47,942 Class B shares in Steward Realty Trust, Inc. from Myrtle Grove Ventures LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Steward Realty Trust, Inc


By: /s/ Daniel S. Miller

Name: Daniel S. Miller

Title: Chief Executive Officer

Date: September 18th, 2020